SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number 0-18033
NOTIFICATION OF LATE FILING

        (Check One): [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K
                     [X ] Form 10-Q     [  ] Form N-SAR

                For Period Ended:  June 28, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on From N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  _________________________________________
          Read Instruction (on back page) Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________

PART I
REGISTRANT INFORMATION
Full name of registrant
Exabyte Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
2108 - 55th Street
City, State and Zip Code
Boulder, CO  80301

PART II
RULES 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
          State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Recent events at Registrant have resulted in a delay in completing Registrant's financial statements for the quarter ended June 28, 2003 and the Registrant's Quarterly Report on Form 10-Q for that quarter. These events include a move to a new headquarter building and a move of the Registrant's computer systems to the new facilities.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
                    Amy J. Perius
                    (Name)
                    (303) 442-4333
                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X]Yes   [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes   [  ]No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will have significantly lower sales in the second quarter of 2003 compared to the second quarter of 2002. The Company has also significantly reduced its every-day operating expenses since June 30, 2002. However, the Company is unable to estimate the financial results for the second quarter of 2003 because the financial statements are still being prepared and are subject to review.

EXABYTE CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date
August 12, 2003

By
/s/ Amy J. Perius
---------------------
Amy J. Perius
Corporate Secretary